SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

What does the Software AG acquisition of webMethods mean to you?
Dear webMethods Customer:
I have very exciting news to share with you: webMethods and Software AG have joined forces to create an enterprise software company with the size and scope needed to address your most critical business integration challenges today and tomorrow.
My interactions with many of you have made it clear that you are highly committed to our products and our company. However, you’ve also asked for us to ensure that your webMethods investment was protected. After a thorough and strategic analysis, we determined that partnering with Software AG was the right strategy for achieving this goal.

“Software AG and webMethods:
Creating an Industry-leading
SOA and BPM Product Portfolio”
Wednesday, April 11
11am EDT Register Now!
8pm EDT Register Now!
Over the past four years, Software AG has achieved dramatic growth, with license revenue growing 66% in FY06. With consistent and growing profitability, and a market capitalization of more than $2B, they provide webMethods with unquestionable financial strength.
Software AG also greatly expands our geographic reach as they significantly strengthen our presence in Europe while providing us with access to emerging markets that we simply don’t serve today. At the same time, webMethods’ North American strength is viewed by Software AG as the platform for growing its presence within this important market.
Each company’s products are both industry-leading and highly complementary as we share unmatched strengths in the business integration and service-oriented architecture (SOA) markets. For webMethods customers, Software AG has significant resources and expertise for legacy modernization. For Software AG customers, we offer best-in-class business process management (BPM) and business activity monitoring (BAM).

About Software AG
Europe’s largest systems software and SOA provider:
A $646m (€483m) provider of software technology focused on Enterprise IT systems 2,700 employees supporting 3,000 customers worldwide
Crossvision suite recognized by Forrester as the leader in product strategy in the ESB Wave (Q2, 2006) and leader in Integration-centric BPMS Wave (Q4, 2006)
Learn More:
Read the press release
Questions?
With minimal overlap in our customer base, the combined entity will recognize more than 4,000 enterprises around the globe as partners first and customers second. We expect that our expanded scope will allow us to dramatically increase our customer-facing resources.
In the end, this combination is about growth. It is about scale. It is about creating a broad and significant footprint in a fast-growing market. When completed, the combined entity will represent a company which is profitable, growing and enjoys a formidable competitive position. In other words, it addresses your desire to safeguard your webMethods investment, allowing you to take advantage of the additional business benefits that our technology has been shown to deliver.

In anticipation of your many questions, we will be hosting a customer webinar next week — Wednesday, April 11th at 11:00am EDT and 8:00pm EDT. We also pledge to follow-up with a comprehensive product roadmap shortly after our closing that will provide additional insight for driving your business integration strategy forward.
Going forward, Software AG has a stated mission to become a €1 billion software company by 2011. We’re excited to be a part of this journey. Let me personally assure you that my highest priority is to protect and enhance the investments you have made. With a larger R&D organization and an expanded portfolio, you, our customers stand to be the greatest beneficiaries of this next stage in our journey together!
I look forward to you joining me on our webinar.
Best Regards,
David Mitchell
webMethods President and CEO
About webMethods
webMethods provides business process integration to the world’s largest corporations and government agencies. webMethods’ flagship product suite, webMethods Fabric, is the only integrated platform to deliver both SOA and BPM, delivering rapid ROI to our 1,500 customers around the globe. With webMethods, customers can take a process-centric approach to their business problems, allowing them to leverage their existing IT assets, dramatically improve business process productivity and ROI, and rapidly create competitive advantage by making their business processes work harder for their company.
webMethods (NASDAQ: WEBM) is headquartered in Fairfax, VA, USA and has offices throughout the United States, Europe, Asia Pacific and Japan.
Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/ recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.
This email was sent from webMethods. To be removed from webMethods’ mailing lists, send an email to: remove@webmethods.com with REMOVE in the subject line.
webMethods is a registered trademark of webMethods, Inc. in the USA and certain other countries. All other company and product names are the property of their respective owners.
webMethods, Inc., 3877 Fairfax Ridge Road — South Tower, Fairfax, VA 22030 USA

Transcript
SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
SOFTWARE AG — WEBMETHODS, INC.
CONFERENCE CALL
04/05/2007
9:00 AM
PARTICIPANTS
Otmar Winzig
Karl-Heinz Streibich
David Mitchell-President and CEO
Arnd Zinnhardt-CFO
Dr. Peter Kurpick
Operator:
Good morning, my name is Ashley, and I will be your conference operator today. At this time, I would like to welcome everyone to the Software AG webMethods conference call. All lines have been placed on mute, to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press * then the number 1 on your telephone keypad. If you would like to withdrawal your question, press * then the number 2 on your telephone keypad. Thank you. Mr. Otmar Winzig you may begin your conference.
Otmar Winzig
Good morning and thank you for joining us. I’m Otmar Winzig, Vice President of Investor Relations of Software AG. I’m here with our CEO, Karl-Heinz Streibich, our CFO Arnd Zinnhardt and also from Software AG, the board member responsible for the business line Crossvision, Dr. Peter Kurpick, as well as David Mitchell from webMethods.
Let me take care of the legal disclosure and then I will turn the call over to Karl-Heinz Streibich. Forward-looking statements: This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks and uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied from such forward-looking statements and

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
assumptions. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction. The expected timing of the completion of the transaction that are relating to the transaction, the expected timing of the completion, the expected benefits and cost of the transactions, management plans relating to the transactions, the ability to complete the transaction, considering the various closing conditions, including those conditions related to anti-trust regulations. Any projections of earnings, revenue synergies, accretion, margins or other financial items, any statements of the plans strategies and objectives of management for further operations, including, the execution of the integration plans and statements of expectations or beliefs and any statements of assumptions underlying any of the foregoing risks. Uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction. The possibility that expected benefits may not materialize as expected. That prior to the completion of the transaction that webMethods business may not perform as expected due to uncertainty. That the parties are unable to successfully implement the integration strategies and other risks and uncertainties that are beyond the control of Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward-looking statements made herein, due to the occurrence of events after this presentation has concluded.
Having said this, I hand over to Karl-Heinz Streibich the CEO of Software AG. Thank you.
Karl-Heinz Streibich-CEO
Thank you very much Otmar. My name is Karl-Heinz Streibich and I am the CEO of Software AG. This is a very exciting day for all of us today, and we will provide you an overview on this new partnership, so Dave Mitchell will take his part as well as Arnd Zinnhardt, who is the CFO of Software AG and Dr. Kurpick, who is a member of the Board and responsible for the business line Crossvision.
Last night, we signed a definitive agreement for Software AG to acquire webMethods. The transaction will establish leadership in the high growth SOA and BPM markets. By the way, this is also a major step forward in our drive to be a 1 billion Euro Company late by 2011. First of all, I would like to explain to you the rationale behind this transaction. First of all, it is a merger of 2 strong players in the respective market segments. We will have the possibility that we have globally that in the SOA and BPM market segment in the future.
The product portfolio is very complementary as well as the geographic reach. So it will strengthen Software AG’s U.S. presence as well as webMethods European presence in the emerging countries. WebMethods has more than 1500 customers, Software AG has more than 3000 customers, whereby the total combined Company has almost 4500 customers

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
and we are also complemmentary respect of our competencies in the vertical industry segments. The relationship with system integrators will also be significantly enhanced.
From a financial point of view, we expect that 2007 will be earnings per share neutral. And from then on, it will be strongly accretive. We will have significant scale benefits, which we really can use to our close as we planned. So the potential for synergies is great in respect of the portfolio, of the customer, of the geographies of all respects of the business. As I already mentioned, this is a major step in our drive to become the next 1 billion Euro software Company in the world.
This also adds a significant amount of maintenance stream, so we will have a very constant confident revenue stream based on the existing customer base, plus new customers and new opportunities will be the key growth driver in this combined Company.
How big is this SOA market? It is expected that the SOA market has a size of around 9 billion dollars by 2009, and the BPM market is supposed to be around 2.6 billion dollars by 2011. The major SOA market segments we have are our SOA governance and enablement, business part of management, applications integration, legacy modernization and also applications competition. We the next chart, you see that the combination of both partners will create ___, we will be one of the top 3 in SOA and integration market segments. That will significantly enhance the visibility in the market. In Europe, in the United States, but also in the limited tier countries. Visibility is the key driver for success, as we all know.
With the next chart, I would like to introduce at a glance Software AG. As I have already mentioned, Software AG has more than 3000 customers worldwide. Forrester Research, rates the Software AG portfolio, as a leading portfolio in its segments. We have had in 2006, 483 million Euro revenue, what is about 600 million dollars. We are highly profitable. We have a EBIT margin of 23%, we had this in 2006 and we plan also in our current plans to increase it, however, this will be restated in the context of the deals we are planning to do. We have more than 100 million Euro net cash on the balance sheet that means we are also generating continuously a high-rate of cash flow.
I would like to hand over to David Mitchell to briefly introduce webMethods. David.
David Mitchell-President and CEO-webMethods
Thank you Karl-Heinz. This is David Mitchell, I am the president and CEO of webMethods and welcome to everyone on the phone. I wanted to take a minute, for those of you who are not familiar with webMethods as we may be new to some of you that are on the phone. I know that many of you that are on the phone are very familiar with webMethods, as we

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
have been a traditional leader in the business process integration marketplace for many years now. Our customer base is greater than 1500. We have incredible penetration within the Global 2000 and the Fortune 500, particularly in North America. Ten of the Fortune 20, 100 of the Fortune 500 use webMethods every day to run critical aspects of their business. To connect with their business partners, to manage their order-to-cash processes, to essentially improve the processes that run their business. We have been a leader with regards to the analysts, continually in the highest and rightist of most of the quadrants out there. It is probably because of our customer-centered culture that we have been able to maintain this leadership over many years. At webMethods, we pride ourselves in making sure that every customer who buys our software is able to utilize it in a compelling way and get real business benefit, to allow them to become more competitive in the marketplaces that they compete in. In fact, we track this very regularly, and we see upwards of 2 to 3 webMethods projects going live every business day, and this is something that is incredibly important to our long-term success. One of the synergistic aspects of this merger, is that Karl-Heinz and I share this as a company culture. They are focused on their customers to make that customer base highly loyal and highly attentive to the directions of Software AG. We have that same sort of relationship with our customers. So our ability to cross-sell and up-sell into each other's customers is going to be quite compelling.
From a financial prospective, webMethods is approximately 209 million in annual revenue, and continues to be recognized as a marketshare leader, both in the BPM, SOA and EAI markets. With that, I will turn things back over to Karl-Heinz.
Karl-Heinz Streibich-CEO
Thank you very much David. Yes customer and customer synergy is a very good starting point for my next chart. The real combined strength of both companies is a very good segment is great. As you see that on chart 11 and see that we have now significantly enhanced to each respective market segments, but also, in respect of the combined partnerships. WebMethods has a real large, large group of partners, and this is a real enrichment for Software AG portfolio. Software AG also has a number of system integrators, which will add to these channels.
Now I would like to hand over to Dr. Peter Kurpick, who is a Software AG member of the Board and responsible for the business line Crossvision. He will give you the first view on the product portfolio and the starting point we have. Peter.
Dr. Peter Kurpick
Thank you Karl-Heinz. The combination of webMethods and Software AG brings together

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
strength in different areas. As you can see on the chart, on page 13, we just depict as a few examples the different areas of strength. WebMethods is a very strong leader when it comes to business process management integration centered with this process management, and it has proven in that space over years, that they are playing a leader role. You can see that this was widely acknowledged here by Foerester. On the other side, for example, Software AG is a very strong leader in an area that is called enterprise service bus, ESB, where we are seen as having a very strong strategy when it comes to getting the best product to the market.
If you will flip to the next slide, you will see that they combination of both Software AG and webMethods offerings, will end up in a very comprehensive suite of products in the area of SOA and BPM, anywhere from what people call SOA governance to business process management, business activity monitoring all through application composition. The more into the classical areas of application integration and legacy modernization. All of these are mission critical enterprise software solutions, which have a very, very high value for the customers. High retention in the customer base and so the combined offering plus geographic scale that we have now will lead to very strong roles. So with that, I am going to pass back to Karl-Heinz.
Karl-Heinz Streibich-CEO
Thank you very much Peter. So the key financial data outflows: Software AG’s business lines cost vision is around 108 million Euros’, which is about 134 million dollars. WebMethods is around 209 million dollars, so the combined operation is more than 340 million dollars in the respective market segments. Also with licensees, we will add up to 54 million licensing software to 76 in webMethods, so 130 million dollars in licenses. In the maintenance stream, we are able to combine the 32 million Software AG with the 81 million dollars is 130 million in that soaring integration space. But also in professional services, we have through the combined company more than 100 million dollars revenue.
Let me show you a breakdown of revenue. That means the revenue structure we have in the respective companies. You see we are quite similar in our business model. So in services this is the 25% share in Software AG and 26% share in webMethods. Licenses, 39% in Software AG and 32% in webMethods and maintenance 36% in Software AG and 42% in webMethods. So that the combined Company is around 38% in license, 37% in maintenance, which makes more than 75% product revenue. That means license plus maintenance and 25% in service. So a real excellent basis for our profitable growth in the future.
What about the regions? Here you see we are highly complimentary. We have about 25% in North America and 56% in Europe. WebMethods, has 26% in Europe and 62% in North

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America, so you see the complementarily is really great. Also, in the rest of the world, 12% webMethods, 19% Software AG, so that we have a more balanced presence in the respective markets with 33% in North America, 50% in Europe and 17% in the rest of the world. Finally, the revenue per business line, where Software AG has at the moment 66% in each years what is based on Adabas the heritage of Software AG, 29% in Crossvision the SOA integration suite, 5% out of webMethods, with their very success separate product line 100%, so the combined Company almost has a 50:50 share with Adabas natural on one side and with Crossvision the SOA suite and the integration portfolio on the other side, with around 46%. So you see, we will have a very balanced portfolio, which makes us very strong. We will be able to combine heritage and future, that means high profitability plus high growth and the combination of those, makes a great success.
So now, I will hand over to the CFO of Software AG Arnd Zinnhardt. Arnd, please.
Arnd Zinnhardt-CFO
Thank you Karl-Heinz. For the next 2 or 3 slides, I’m going to quickly go over the terms of the conditions and then we will finally wrap up with the formal part of the presentation. Then we will be ready to take your questions.
As you can see on the next slide. Software AG is making an all cash offer for webMethods, which is at a rate of $9.15 per share, which equals a premium of 25.7% over webMethods closing price yesterday. You can see that this offer also provided a significant premium over the analyst estimates for the future target price. We believe that this is an offer that will provide a significant value for webMethods shareholders, and we are very pleased that webMethods Board of Directors has recommended this offer. We will finance this transaction through a combination of cash and debt, and I will come back to that in a second.
The transaction is subject of cost to all customary closing conditions, including regulatory approvals. We are hoping that this transaction can be closed by the end of the first-half of this year and then we are ready with a combined business for our customers, and serve the customers even better than we did to date, following the comments given by Karl-Heinz and David.
Transaction overview: As I just mentioned, this projection is an all cash transaction, and those who have not followed Software AG closely, I would just like to give you 4 reasons why we made an all cash offer. First of all, Software AG is in a position to realize a return on equity, which is higher than 17%, comparing this to the interest yield you would see in the financial markets, it’s a no-brainer that we do a cash transaction. But also, and Karl-Heinz mentioned it as well, we do have a high cash balance. The cash balance at the end

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
of last year was north of 180 million Euros. Also, our free cash flow estimate for 2007 is approximately 7 million Euros at Software AG. So you see that we are really a cash directive entity with a high cash balance. In addition to that, we do have a stable maintenance stream, which is more than 180 million Euros or converted that into U.S. dollar, something around 250 million U.S. dollars. The aggregate consideration for the acquisition is slightly north than 540 million dollars. The EPS, and I think that it will be one of the question that will come up later on, EPS will be neutral in 2007 and strongly accretive thereafter. Talking about the acquisition strategy of Software AG in the most recent months, we always communicated that we just entered into a transaction which we be accretive after a 12-month time. The entire management team of webMethods as with Software AG, is confident that this we be achieved after 12-months.
Also, I do believe, that it is not a natural law that only private equity companies are active on the acquisition markets, and also strategic investors have to look out for very good investments like webMethods certainly is one for Software AG. The tender offer is expected to start promptly, so we will start in the next 2-weeks on that, and then it will be out for another 20 business days or in other words for 1-month. We hope that the transaction will be closed by the end of June 2007, followed by a delisting of webMethods, because that is clearly our intention for the period afterwards.
Having said that, I would like to hand over to Karl-Heinz for the closing remarks.
Karl-Heinz Streibich-CEO
Thank you very much Arnd. So let me summarize. WebMethods strengthens Software AG presence in the critical U.S. markets significantly. WebMethods has more than 1000 customers. Has an incredible print and excellent people management and employees. WebMethods will bring Software AG a fully owned and leading BPM solution and also an industry leader in the SOA product suite. It adds, as I have already mentioned, more than 1000 customers worldwide. This is a significant potential for Crossvision cross selling as well as the 3000 customers of Software AG, is a huge opportunity for the portfolio of webMethods. The transaction is strongly EPS accretive from 2008 onward as Arnd Zinnhardt said.
Last but not least, this is the next milestone in our vision to be a 1 billion Euro revenue Company by 2011. Thank you very much. With that, I would like to open the question-and-answer session.
Operator: At this time, if you would like to ask a question, please press * then the number 1 on your telephone keypad. Again, that is *1 to ask a question.

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
Your first question comes from John DiFucci with Bear Stearns.
<Q>: Yes, the first question is for David Mitchell. David, just a question about the sale process.
David Mitchell-President and CEO
Hey John, how are you.
<Q>: Hey David, how are you. Just a question about the sale process. It is a tender offer not a merger right now. I’m just wondering was it an open and competitive process or was this something that you guys just came to an agreement with Software AG on?
David Mitchell-President and CEO
There was substantial strategic interest in the Company. In the end, we determined that the transaction with Software AG was the most compelling one for the Company and its stockholders.
<Q>: Okay, so then okay thanks.. Then just a question for Dr. Kurpick, how does this...and I am a little bit, I’m not as familiar with Software AG’s technology in this area. Can you give us a little more detail about how this really fits from a technology prospective? Talk a little bit more about what if any overlap does exist on the technology side, and what areas you see as very complementary?
Dr. Peter Kurpick
Both of the areas are complementary. WebMethods brings an excellent BPM and them offering business process management and business activity monitoring offering to the table. We have put a lot of effort in the last year into what is called SOA governance, as well as their architecture governance and so this comes all together with the traditional strength of webMethods in the application integration space with our strength in what people call legacy modernization and the opening of the custom-made systems. All of this comes together into one large integrated suite of products, around the idea of SOA based integration. So, there is as in every merger or acquisition, there is always overlap, but most of this overlap is so that you take the best of both worlds. Right, so there is no overlap in the sense that you have to depreciate a product. If that answers your question.
<Q>: Okay, yeah that does. Thank you very much.
Operator:

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
Your next question is from Todd Raker with Deutsche Bank.
<Q>: First of all, congratulations gentlemen. Second of all, I just wanted to follow up on John’s question to Dave. Where there any other offers on the table for the Company David?
David Mitchell-President and CEO
Yes, I just have to reiterate that there was substantial strategic interest in the Company. Again, in the end, we determined that the transaction that Software AG put forward was the most compelling for both the Company and its stockholders.
<Q>: Okay, thank you.
Operator:
Your next question comes from Adam Wood with Xane C&P Parapus.
<Q>: Hi, thanks very much. I’ve got 2 question. First of all, just on the webMethods side of things. Could you just help us understand what’s going on in your business at the moment? I know you have seen some license declines over the last few quarters and you moved from operating profit last year to what looks like it is going to be an operating loss this year. Could you talk about the challenges that you are seeing in the market? What you have been doing to turn that around? Then maybe from the Software AG side, help us understand what you bring to the table to improve the business over the next couple of years? Then on the cost synergy side, what if you can, can you give us a feel of what you can do on that side of things, and if you are not comfortable talking about actual numbers, could you maybe just help us model and talk about what you intend to do on the sales and marketing side? Will you keep the sales webMethods? The same for R&D? Then should we be assuming that most of the general admin expenses can disappear from the webMethods side of the business? Thank you.
David Mitchell-President and CEO
Sure, this is David Mitchell, I will take the first part of that question. I think you directed it to me, and then I will let Karl-Heinz comment as well.
We had a pretty challenging first-half of the year that everybody is certainly aware of in terms of the research notes and our public filings. It really focused on areas in terms of certain product gaps that we have been working very hard to fill. I’ll tell you that we spent a

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
lot of time an effort, particularly in the second-half of the year, we just finished our fourth quarter, which I’m not going to comment on. Focused on improving the sales reps ability to be more productive, and we had made significant progress in Q3, and I was very pleased with the progress that we saw in Q4. This deal is really about scale and synergy. It is about a partnership for growth. I will tell you, that as attractive as our customers, our leadership in the market space, Karl-Heinz and I talked a lot about sales force, and the ability to make sure that there is no interruption in our sales force momentum. We built a very strong pipeline in our product portfolio. We have a great relationship with our customers. We have a great footprint, particularly in the SOA and BPM market space, and we don’t want to jeopardize that momentum at all. So webMethods is obviously continuing to go, we’ve just now started our first quarter, we are kicking things off. This is a phenomenal event to kick-off the first quarter of the operating year, and we look forward to working very closely with our Software AG counterparts. I think that once this deal closes, what they market is going to realize, is that there is this global distribution channel that is unmatched by any of the other sort of so called independent vendors that are out there, and I think that is where the tremendous leverage is. Because the products are world-class. So there is not an issue for us going forward.
<Q>: You say distribution has been probably the major challenge that you faced over the last year or so.
David Mitchell-President and CEO
Well, I mean as CEO you are faced with lots of challenges, but that certainly was one. You are never in enough deals.
<Q>: Right, then on the sort of cost savings side of things?
Karl-Heinz Streibich-CEO
I will take this part, this is Karl-Heinz Streibich. I will take this part of the answer. The synergies are great. We see synergies on the growth side as well as on the cost side. For example, we are very complementary in geography. I have mentioned this. The 1000 customers that webMethods has in the United States, is a huge opportunity for the portfolio extension, which will come from Software AG. On the other side, the huge customer base we have in Europe is a great opportunity for the webMethods portfolio to cross-sell and up-sell. For that reason, synergies are always best utilized when you grow. Because this created a real opportunity for the employee, for the management team, for everything, and this is exactly what we will utilize. This is by the way, exactly in line with what we have done in the last 3 years in Software AG. We have significant improved our efficiency through growth and through higher revenue. So we have been able not only to growth the

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
revenue, but also to improve the margin. This is exactly the plan David and I have in this combined organization. But, I would like to turn it over to Arnd Zinnhardt, and he might explore a little bit more on the synergies.
Arnd Zinnhardt-CFO
Hi Adam, how are you.
<Q>: Hi Arnd, I’m very good thank you.
Arnd Zinnhardt-CFO
Good, good. Adam, just on follow-up comments on the cost synergy side. As you know, Software AG certainly has in its DNA to be profitable and grow profitably. That is certainly something in which we will continue also moving forward. Over the last year, and for those who have not followed Software AG so far, we have been able to grow the profitability from close to nothing to a level of 2007 estimates 24% EBIT margin. Certainly in doing that, we have thought up a business intellectual property, how to do that. That is certainly our unique knowledge within Software AG. One of the very important aspects to achieve that development over the last 3-years is the that the aspect of the process efficiency. Process efficiency certainly is not just a topic about cost cutting, but also about when growing your revenue utilizing this economies of scale even better than before. That is at the end of the day, what the story really is about. After closing the transaction also from a legal perspective, the management teams joins from webMethods as well as Software AG will sit together and dig into every single detail in order to make the processes among the combined entity as efficient as possible. Based on that, we are absolutely sure that we will be EPS accretive and significantly EPS accretive in 2008.
<Q>: Just maybe one follow-up on that. The EPS significantly accretive, do you think you can get that purely on the basis of cost synergies or do you think you will need see revenue synergies to get there as well?
Arnd Zinnhardt-CFO
Well Adam, you know we are pretty conservative, and therefore even if we just look to the cost synergy side, it will be significant. From a strategic point of view, of course the revenue synergies are more important than just streamline of the operations. That is what David meant and also Karl-Heinz meant when they were talking about the combined product offering, which is synergistic and also from a geographical set-up, which will give us additional potential in North America and also in Europe.

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
David Mitchell-President and CEO
This is David Mitchell. I think it is very important to note that this deal was not done purely from the basis of understanding how we could make maintenance more profitable in terms of cutting costs from the combined entity. This was about becoming partners for growth and to be a marketshare leader in a very exciting time within the IT environment. We are in the midst of a major shift in terms of IT investments to SOA and BPM. So it is going to be about coverage and scale and scope. We double our strength in North America, we further extend the leadership that Software AG has in Europe, and for the first time in webMethods development, we get into markets that we haven’t even thought about any sort of coverage strategies. Eastern Europe, Russia, South American, South Africa, Middle East, these will all become available to us after the close. I think that is significant, and I think that certainly would put some of the competitors on notice that webMethods great products, its customer centered culture, is now in a lot more deals than they ever have been.
<Q>: That is great. Thank you very much for answering the questions, and congratulations.
Operator:
Your next question comes from Thomas Becker with HSBC.
<Q>: Good morning and thank you for taking my questions. First of all, I’m wondering if you probably give us an idea if we should expect a pause with respect to acquisitions in 2007 from Software AG? The second question is, will the webMethods Board be part of the combined Board after the acquisition? So will David stay on board? That is the question. The third question is, probably David could remind me, as I am not following webMethods. What was reason for the stagnating sales and operating losses we saw in 2002 to 2005, as far as I know, the sales level was around 200 million U.S. dollars and then the Company had say some losses from let’s say from 2002 to 2005 and a profitable 2006? And a follow-up on this, on a standalone base, could we expect that webMethods will have organic sales growth and also an EBIT margin expansion in 2007?
Karl-Heinz Streibich-CEO
Okay, this is Karl-Heinz speaking. I would like to answer the question on what further M&A do we plan in 2007.
First of all, the successful closing of this partnership now is the name of the game. This is in our focus and then making a very successful partnership out of that. This is our focus and we are a very focused Company and management team, and we are used to fulfill

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
what we promise, and we promise it will be a successful one. For that reason, we are at the moment not dreaming of additional M&A, however, if there is an opportunity and it fits from a financial point of view, from a technology point of view, we will be open. But, the absolute focus now is on the current and on making this deal successful.
The next question, you have had the management team of webMethods. I am delighted to have a management team onboard with webMethods after the closing, which is also absolutely customer focused. As you know, we at Software AG, we have the principle of customer centric innovation. David and his team have exactly the same. For that reason, the webMethods management team stays onboard, and will be a part of the management of the combined group.
The third question is back to you Dave.
David Mitchell-President and CEO
Sure, so I think that there was a whole bunch of question in there, so we will do our best to get to them all, and maybe you might have to repeat it.
I think that one of the questions directed to me directly was is David going to be staying on board, and so I have one answer for you? You bet! This is a phenomenal opportunity for us in both not just the webMethods management ranks, but the webMethods employee base, to finally see what these world-class product and go-to-market strategies and brand that we have built over the last 10 years can really do in a very highly distributed global channel of distribution. So I wouldn’t miss this for the world.
<Q>: The basic question was about webMethods financials. As far as I can see from the SEC filing that things were bouncing around 200 million U.S. dollars and you had incurred some operating losses from 2002 to 2005, and I just want to find out what was the reason that you saw basically zero organic growth from 2002 to 2005? What is the reason behind that? What was the major reason behind the losses? Obviously your gross margin was still always around 70%, so it must be on the operating expense side, so what happened there?
David Mitchell-President and CEO
Well certainly webMethods was amongst many enterprise software Companies and technology companies in general who had significant challenges through that timeframe that you just mentioned. There is always a delicate balance as CEO that you make, particularly when you compete with the likes of IBM or Oracle or SAP for example, that you have to continue to invest in the product in terms of R&D, while you balance that against

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
that cost structure requirements, while you balance that against building out a distribution channel. I think that you saw in FY06 that we did make quite a bit of progress. We produced growth for the first time in about 5 years, both on the top-line. On license revenue, we were able to expand EPS very significant throughout the year. Getting to a non-GAAP basis, almost double-digits towards the end of the year. We did have some challenges in the first-half of this year. A lot of that had to do with sales force enablement, some management execution, certainly some catch-up in terms of some of the product debts that we have. But we did see some recovery in our third quarter. I’m not here to comment on the last quarter that just got finished, but I am pleased with the progress that we’ve made on our sales force enablement strategy. Now to be able to apply that strategy to a much bigger base of sales professionals on a global basis, is going to be quite exciting.
<Q>: So one last question for my side, and then I’ll go away. It is fully for answering in Karl-Heinz Streibich. The long-term tower of Software AG is not only tied to the more than 1 billion year sales, it is also let’s say bringing out to EBIT margin and probably 30% the EBIT margin is a good figure. So the question is, when we look at webMethods EBIT margin today and even projected into the future, will the 30% level still be reachable by around 2011? Is this still the target?
Karl-Heinz Streibich-CEO
We would like to answer this in 2 phases. I will give you the first statement and then Arnd Zinnhardt will further elaborate on that.
Yes, we have the plans, as we have stated in the past that we will continuously in the mid and long-term increase our profitably and therefore increase our margins. This target, this goal will continue. Definitely, this is what the management team is working on. So there will be no change in this mid-term target. Now I will hand over to Arnd Zinnhardt.
Arnd Zinnhardt-CFO
I will answer, however, it will be a hard time to give any additional stricture to that story. So much in fact, that is actually right. We will also with this acquisition continue to grow our EBIT margin. That is of course, this consideration was of course part of our strategic thinking, when we prepared this transaction. Simply because, at the end of the day, what we want to do, is increase shareholders value. If we are not 100% certain or 10 hundred percent certain that this transaction would not add to this strategy, we would not have done that. So therefore, we again strongly believe and we continue to believe that the EBIT margin is continuing to grow, and the other statements I think, which is even more important to the shareholders is that because of all of the aspects, including the tax reform

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SOFTWARE AG - WEBMETHODS, INC.	Apr. 05, 2007
we are facing in Germany, the most dynamic development will even not be on the revenue side, and that is already a doubling of the number, but it will be on the EPS side, which will be clearly more than doubling.
<Q>: Alright, so probably one follow-up is, as far as I have seen there are a lot of tax laws with carry forward of that message, do you expect to use them? Can you use them?
Arnd Zinnhardt-CFO
A very easy question, and very easy answer on that. Yes!
<Q>: Okay, thank you very much. Have a nice day.
Arnd Zinnhardt-CFO
Thank you.
Operator:
Your next question comes from Don Calms with Cosmos.
<Q>: Hi, thank you very much for taking the questions. There are really 3 areas. Firstly, on the accounting for this transaction. The deferred revenues within webMethods, will you be able to recognize those or not, in which case you will not be able to recognize some of the maintenance revenues for the first year or so? Secondly, going back to kind of your terminology of EPS neutral in 2007, which will basically be 6 months. I’m still finding it difficult to see how that will be possible, is that mainly on the cost side or are you also expecting that the revenue synergies to kick in early in the integration process? Then lastly, kind of more on the technology side, I kind of gather from a lot of your comments that what you feel within the SOA and BPM market that kind of suite is best as opposed to kind of best-of-breed or maybe both in terms of your kind of technologically superiority. What I wonder is, are you becoming kind of more competitive or is your competition more the likes now of kind of the SAP and the Oracles in terms of fusion and kind of Net Weaver, are those the people you are going to come across and is it going to be tougher in that marketplace or are you looking maybe to look at those new geographies where it is kind of an untapped market and to have less competition in those markets?
Arnd Zinnhardt-CFO
I will take the first 2 question, followed by Peter for the third one. Your first one was around the deferred revenue. As you know, our revenue with GAAP is not so much different from

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an accounting prospective. You will see more of the same continue, also on the IFRS, therefore, the answer is yes. We will have a revenue stream coming out of the deferred revenues. Your second question was around the EPS in 2007, we believe that we can make EPS neutral in 2007. Of course we will have some one time slips that will occur in 2007, but we are pretty sure that we can off-set that already against synergies we can realize in 2007. Of course, here with regard to realizing synergies, timing is an important factor and that is why EPS in 2008 will become positive followed also by the revenue side, which we elaborated earlier on.
Dr. Peter Kurpick
Okay, thank you. I guess your question is referring to the same as the differentiation between platform vendors and independent integration vendors. We definitely see ourselves at the level of a very large or the largest independent integration vendor and not as a platform vendor. It has shown or proven the market that they approach of giving new customers a so called platform as some of these large vendors as you just mentioned do. It is very, very difficult for most of the customers, so we want to be still even with growing in size very agile and easy to integrate for our customers. So we definitely will be a better or a stronger competitors with regards to all of the big ones that you have mentioned, but our fundamental approach to be what we call best-of-suite products. So the aggregation and integration of best-of-suite pieces of technology for the benefit of our customers, that doesn’t change. That was the way webMethods approached the markets, that was the way we approached the market, with the causation offering and the combined entity just under the same content of having a more comprehensive offering.
<Q>: Just a follow-up question on that. In terms of what you are offering now, what pieces of the SOA puzzle are left? Because I wonder if you have certain customers that buy all elements of the suite, is that not almost a platform in itself?
Dr. Peter Kurpick
No, it is not a platform, because the platform, there is a fundamental differentiation. If you say to the customer that you are an independent vendor means independent of for example operating systems, databases etc. or application service. That is what they vendors do not do, they say you have to take at least my application server otherwise we are not talking. We are not doing this, even with a more comprehensive offering. Okay, so we do work on all well known operating systems, database then application service in the market.
David Mitchell-President and CEO
With regards to the SOA question. I’ll tell you from our perspective in the field, the buying

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behavior is really focused right now on registry and governance. These companies are just getting started with their SOA roll-outs. What was experimental and probably proof of concept last year, has become fully budgeted and moving into production this year, and we are seeing them focus on where you would expect them to focus. And that is to get the services into a container that they can manage. Be able to deal with the interoperability issues, to deal with the governance, which is the real power of the SOA solution, in terms of how these services are going to interact with on another and interact with the application that they serve. I think over time, you are going to see traditional adoption of SOA that you saw with EAI, where they are going to start to look at perhaps integration with business process management, in fact we are seeing a lot of BPM projects require as the fundamental step to put a SOA in place. I think you are going to see things around testing and security as also being very important. So, then of course management, I think we’re looking at a good 5 to 7 year run here of this transition, very similar to what we saw in client server. I think it is going to be very significant in this first couple of years, as it gets underway.
<Q>: Okay, thank you very much.
Operator:
Your next question comes from Mark Hill with Citigroup.
<Q>: Hi, good afternoon everyone. I just wanted a very quick question on how does this impact the relationship particularly around the end stage product?
Karl-Heinz Streibich-CEO
Fujitsu is a real strategic partner for Software AG. We have 2 areas of collaborations. One is, we have a joined R&D action to develop CentraSite and this is a very, very successful project and a very successful product and we are really looking forward to long-term relationship. The second area where we are working together, is we are recenter of the BPM product. The BPM product is called end-of-stage, and here webMethods has an excellent product, which is rated as a market leader by Forrester. That means here we will definitely use the old product of the merged Company and we will in addition position the product leader from Fujitsu in the mid-term. We have not yet made the decision whether this will be a high-end product then you know coexisting to the existing one or launching it crisply there. We have the full know-how for the particular BPM, so there will change nothing in the mid-term or as well there will be no change for all of the projects we have in the pipeline. But we have worked very hard already in the short and mid-term you know to take similar methods BPM product onboard.

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<Q>: I mean, I suppose the issue is that they were being sensitive there to Fujitsu, given that you should be pushing your own products rather than their own. So would they maybe look to an alternative partner where they will get a better airing of the end-stage projectory?
Karl-Heinz Streibich-CEO
They have a lot of partners already for the product, and it is a non-exclusive partnership we have, so yes, definitely they are looking everyday for new partners, as we do.
<Q>: Okay, thank you.
Operator:
We have time for one more question, and that question comes from Mark Roads with Maine First Bank.
<Q>: Thank you. First of all, congratulations and all the best for a successful completion I would say. There are 3 quick things. One, from a customer point of view, when you look at the product as presented by webMethods and Crossvision’s, there is a certain at least perception of similarity, maybe that perception is wrong, as you already elaborated. Going forward like 2-years from here, how do you envision the product range offered to exiting or even new customers to look like? Isn’t there going to be 2 separate tweaks or are you going to decide or have to decide upon 1 label or brand or presentation form? On second, in your historic talks with SI Partners, has there been mentioning of maybe, this might sound impolite, but lack of critical size on your behalf and issue that you might now have addressed with webMethods going together. So is there an opportunity that almost immediately a certain number of SI Partners might come onboard, which previously on principle declined? Then thirdly, just housekeeping. You emphasized quite a few times that EPS ‘08 going forward should be significantly positively impacted. In my thinking 10% is significant, or am I interpreting this wrongly?
Dr. Peter Kurpick
I’m going to take the first part of the question about the joint offering. At Karl-Heinz Streibich said in the beginning, you will initially see a phase of as we call it the partnership of joint evaluating where we are going, we have some very clear ideas. It will lead over time, over time in this time period, of course not sharply defined as of this very day, in the light of the tender to a joint offering. Under a 2BD find, you know, a clear branding that makes the overall offering clear to both customer basis. So this is both a technical challenge, a marketing challenge and it will take you know as we are both mid-sized companies going together, becoming a even larger company, this is going to take a couple

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of months. Meanwhile, execution in the field along the 2 separate companies takes place.
David go ahead.
David Mitchell-President and CEO
Thank you Peter. This is David Mitchell, I think it is important to note that they potential for synergy and scale and distribution was an exciting part of this partnership. It is a partnership for growth, but what was also exciting, is that although we haven’t gotten all of our “i’s” dotted and “t’s” crossed around the product strategy and the go to market strategy of the combined entity, there is not as much product overlap as you would think. There is also not as much customer overlap as you would think, so this is a pretty exciting opportunity. This allows us to take the best of what webMethods has in the marketplace and its leadership and combine it with the best of what Software AG has in the marketplace and capture a lion’s share of this SOA marketplace that is going to continue to grow in an expediential fashion. So I would just tell you that we are committed as a management team to work very closely with our counterparts at Software AG, to work on these strategies and by all means we are going to leverage all of the momentum that both of our organizations has already built.
Karl-Heinz Streibich-CEO
The second question you had, was regarding the SI, you are absolutely right. The combined Company is very attractive for the SI’s, and for that reason I am absolutely convinced that we will not only gain very good channels through the SI’s or webMethods, but we will also be very attractive to those who have not yet partnered with webMethods or Software AG. So this will be definitely a channel which is in our focus. The third question relating to EPS forward, I will leave for Arnd Zinnhardt.
Arnd Zinnhardt-CFO
Hi Mark, how are you.
<Q>: Hi thank you, good.
Arnd Zinnhardt-CFO
Mark, I mentioned earlier in this call that we will elaborate on the synergies furthermore after, closing the transaction. Therefore, it is pretty early to give you a precise answer on your question. But, based on our preliminary analysis, I think we could take a 10% plus on the EPS side, so EPS growth at 10% plus is a starting point for ‘08.

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<Q>: okay. I know I have the last question, can I just specify on the IT services partner side? Has there been specific instances where you can now go back to, and say listen we are three times larger now in this particular area and where you see likely immediate findings of partners where you previously weren’t able too?
Karl-Heinz Streibich-CEO
We have not had situations where partners turned us down. We just have an enhanced opportunity, because we have a much broader, much more elaborate combined portfolio then before, so it is very much easier for a partner to deal with a combined Company, because we have now a complete portfolio in this market.
<Q>: Good point, thank you very much.
Otmar Winzig
Okay, thank you. I’m afraid, Otmar Winzig here, I have to close this call now. We had a lot of attendants, 180 of you guy’s called in, so we apologize for not having been able to take all the calls and all the questions, which we normally do. But management now has to address the employees, and they are probably as excited as you are about this and want to hear more details. So thank you very much for listening and for your question. We from Software AG will be back with Q1 figures on April 24. Have a Happy Easter.
Operator:
This does conclude today’s conference. Thank you for your participation, you may now disconnect.

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Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this transcript is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

What does the Software AG acquisition of webMethods mean to you?

“Software AG and
webMethods: Creating an
Industry-leading SOA and BPM
Product Portfolio”
Thursday, April 12
11am EDT Register Now!

Dear webMethods Partner:
I have very exciting news to share with you: webMethods and Software AG have joined forces to create an enterprise software company with the size and scope needed to address your most critical business integration challenges today and tomorrow.
My interactions with many of you have made it clear that you are highly committed to our products and our company. However, you’ve also asked for us to ensure that our webMethods partnership is protected and provides continued opportunities for joint revenue growth. After a thorough and strategic analysis, we determined that partnering with Software AG was the right strategy for achieving this goal.
Over the past four years, Software AG has achieved dramatic growth, with license revenue growing 66% in FY06. With consistent and growing profitability, and a market capitalization of more than $2B, they provide webMethods with unquestionable financial strength.
Software AG also greatly expands our geographic reach as they significantly strengthen our presence in Europe while providing us with access to emerging markets that we simply don’t serve today. At the same time, webMethods’ North American strength is viewed by Software AG as the platform for growing its presence within this important market. We expect our partners to continue to play a vital role in our expanding market presence.
Each company’s products are both industry-leading and highly complementary as we share unmatched strengths in the business integration and service-oriented architecture (SOA) markets. For webMethods customers, Software AG has significant resources and expertise for legacy modernization. For Software AG customers, we offer best-in-class business process management (BPM) and business activity monitoring (BAM).
With minimal overlap in our customer base, the combined entity will recognize more than 4,000 enterprises around the globe as partners first and customers second. We expect that our expanded scope will allow us to dramatically increase our customer-facing resources helping drive greater opportunities for our partners.
In the end, this combination is about growth. It is about scale. It is about creating a broad and significant footprint in a fast-growing market. When completed, the combined entity will represent a company which is profitable, growing and enjoys a formidable competitive position. In other words, it addresses your desire to safeguard our partnership, allowing you to take advantage of new market opportunities that our partnerships can deliver.

About Software AG
Europe’s largest systems software and SOA provider:
A $646m (€483m) provider of software technology focused on Enterprise IT systems 2,700 employees supporting 3,000 customers worldwide
Crossvision suite recognized by Forrester as the leader in product strategy in the ESB Wave (Q2, 2006) and leader in Integration-centric BPMS Wave (Q4, 2006)
Learn More:
Read the press release Questions?

In anticipation of your many questions, we will be hosting a partner webinar next week – Thursday, April 12th at 11:00am EDT. We also pledge to follow-up with a comprehensive product roadmap shortly after our closing that will provide additional insight for driving our partnerships forward.
Going forward, Software AG has a stated mission to become a €1 billion software company by 2011. We’re excited to be a part of this journey. Let me personally assure you that my priority is to protect and enhance our partnerships. With a larger R&D organization and an expanded portfolio, you, our partners stand to greatly benefit from this next chapter in our partnership!
I look forward to you joining me on our webinar.
Sincerely,

Arnold Huffman
SVP, Business Development & Industry Solutions
webMethods Inc.
About webMethods
webMethods provides business process integration to the world’s largest corporations and government agencies. webMethods’ flagship product suite, webMethods Fabric, is the only integrated platform to deliver both SOA and BPM, delivering rapid ROI to our 1,500 customers around the globe. With webMethods, customers can take a process-centric approach to their business problems, allowing them to leverage their existing IT assets, dramatically improve business process productivity and ROI, and rapidly create competitive advantage by making their business processes work harder for their company.
webMethods (NASDAQ: WEBM) is headquartered in Fairfax, VA, USA and has offices throughout the United States, Europe, Asia Pacific and Japan.
Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/ recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.
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